SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number 000- 29884

EVIATION AIRCRAFT LTD.
(Translation of registrant's name into English)

1 Ha'Ofeh Street, Kadima-Tzoran, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

EXPLANATORY NOTE

Share Purchase Agreement

Eviation Aircraft Ltd. (the “Company”) has announced that it has entered into a Share Purchase Agreement (“SPA”, or the “Agreement”) with A.O. Tzidon (1999) Ltd., a company beneficially owned by our chairman and controlling shareholder Aviv Tzidon and Michael Ilan Management and Investments Ltd., an affiliate of Michael Ilan who is the beneficial owner of controlling shareholder Magic Stones Gemstone Import and Marketing Ltd. (“Magic Stones”) (together, the “Investors”).

The Company’s board of directors has approved the sale of up to 6,000,000 of the Company's Ordinary Shares, no par value, at a price per Ordinary Share of $1.50, for an aggregate purchase price of up to $9,000,000 (the “Investment Amount”). Of the Investment Amount, the Investors have invested approximately $521,000 and have an opportunity to invest up to an aggregate total of $3,000,000 each at additional closings through May 31, 2018.  In addition, the Board has directed management to seek additional investors to complete an investment round of $9,000,000.

The Company intends to use these funds from the sale of up to $9,000,000 of ordinary shares, including but not limited to repaying outstanding debts of the Company and its wholly owned subsidiary, Eviation Tech Ltd., an Israeli private company (the “Subsidiary”), to our controlling shareholders. Such debt was incurred pursuant to two loan agreements, entered separately, between our controlling shareholders, and each of the Company and the Subsidiary. In addition, the receiving of the funds pursuant to this round of financing will enable the Company, to apply to receive grants under program number 8.21 of the Israel Innovation Authority of the Ministry of Economy and Industry (“Program 8.21”).

Program 8.21 and Program 8.21 Warrants

Program 8.21 enables companies to receive a loan of 50% of the amount of a parallel investment in shares of the Company by a private investor (the “Loan”).

Under the current regulations of the 8.21 Program, the Company will be required to issue warrants to the Investors (and other investors of equity securities of the Company) upon receiving the matching funds from the IIA.  The warrants will provide that the Investor will be able to directly repay the Loan on behalf of the Company and to receive in return additional Ordinary Shares in the Company and at $1.50 per Ordinary Share. The warrant will expire on the earlier of (1) 6 years from the grant of the Loan; (2) if the investor holding the warrant reaches (directly or indirectly) a cumulative holding in the Company of at least 50%; (3) in the event of a sale, merger or liquidation of the Company; and (4) if the Company itself repays the Loan with the consent of the investor holding a warrant. If the Investor exercises the warrant by repaying the Loan, the Company shall issue additional shares to the Investor and the Company will have no obligations in respect of that Loan.

Unless repaid by the private investor in accordance with the warrant, the Loan under the Program 8.21 must be repaid to the Israel Innovation Authority of the Ministry of Economy and Industry (“IIA”) through royalties of 3% to 6%. Transfer and license to a non-Israeli entity under the Company’s intellectual property developed with the proceeds of the Program 8.21 loan, requires the IIA approval.

Registration Rights Agreement

The Company has agreed to provide registration rights to the Investors, Magic Stones, Aviv Tzidon, Omer Bar Yohay and Dekel Tzidon.  The registration rights that have been provided are (a) piggy back registration rights and (b) F-3 registration rights after the filing of the Company’s next Form 20-F, assuming that the Company is then eligible to use such form of registration.  The piggyback registration rights can be limited in an unwritten offering provided that the holders of registration rights cannot be limited to less than 20% of the number of shares to be registered.

Articles of Association

The audit committee and the board of directors have approved an amendment to the Articles of Association which is attached hereto.  The amendment provides that as long as the number of directors serving on the Board is less than the maximum number of directors under the Articles of Association of the Company, the board of directors of the Company can act to fill vacancies in the board of directors up to the maximum number of directors, provided that (i) each shareholder holding at least thirty percent (30%) of the issued and outstanding share capital of the Company has agreed in writing to such appointment, and (ii) such appointment has not been opposed by two or more existing directors.

The amendment to the Articles of Association is subject to the approval of the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVIATION AIRCRAFT LTD.

By:	/s/ Omer Bar Yohay
Name: Omer Bar Yohay
Title: Chief Executive Officer

Date: August 23, 2017

EXHIBIT INDEX

Exhibit	Description
99.1	Share Purchase Agreement, between the Company and Aviv Tzidon and Michael Ilan Management and Investments Ltd., dated August 17, 2017
99.2
Form of Registration Rights Agreement, between the Company and Aviv Tzidon, A.O. Tzidon (1999) Ltd., and Michael Ilan Management and Investments Ltd., Magic Stones- Gemstone Import and Marketing Ltd, and Omer Bar Yohay and Dekel Tzidon

99.3	Amended and Restated Articles of Association